CI Financial

07026882

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3C7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

September 4, 2007

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: fund Management

Re: CI ~~Financial Income Fund~~, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Second Quarter Report for the period ended June 30, 2007.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

dlw 9/25

j:\ci\mjk\letters\sec-ltr.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for July

TORONTO (August 1, 2007) – CI Financial Income Fund ("CI") today reported gross sales of $945 million and net sales of $257 million for July 2007. For the year-to-date, CI had gross sales of $7.3 billion and net sales of $1.7 billion.

At July 31, 2007, CI had assets under management of $68.7 billion and total fee-earning assets of $97.2 billion, representing increases of 19% and 30%, respectively, over a year ago.

CI's assets under management at July 31, 2007, consisted of investment fund assets at CI Investments Inc. and United Financial Corporation of $64.7 billion, structured products assets of $845 million and $3.2 billion of institutional assets at KSBH Capital Management Inc. CI also reported other assets of $28.5 billion, which includes $16.8 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), assets under administration at Blackmont Capital Inc. of $9.9 billion, as well as institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

Meanwhile, Morningstar Canada announced in July that CI Investments continued to lead the industry with 43 mutual and segregated funds holding the top five-star rating at June 30, 2007.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND July 31, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$652	$482	$170
CI money market	103	53	50
TOTAL CI Investments	$755	$535	$220
TOTAL United Financial	$190	$153	$37
TOTAL CI	$945	$688	$257

FEE-EARNING ASSETS	June 30/07 (millions)	July 31/07 (millions)	% Change
CI mutual/segregated funds	$55,470	$54,933	-1.0%
United Financial funds	9,921	9,790	-1.3%
	$65,391	$64,723	-1.0%
Structured products	867	845	-2.5%
TOTAL retail assets under management	$66,258	$65,568	-1.0%
Institutional managed assets	3,242	3,174	-2.1%
TOTAL assets under management	$69,500	$68,742	-1.1%
CI administered/other assets	1,839	1,846	0.4%
Assante assets under administration (net of United funds)	16,778	16,778	0.0%
Blackmont assets under administration	9,993	9,869	-1.2%
TOTAL FEE-EARNING ASSETS	$98,110	$97,235	-0.9%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	June 30/07 (millions)	July 31/07 (millions)	% Change
Monthly	$66,408	$66,706	0.4%
Quarter-to-date	$66,384	$66,706	0.5%
Fiscal year-to-date	$65,053	$65,294	0.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$65,294	11.2%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,938,513	Bank debt	$782
Trust units	139,335,664	Cash & marketable securities	(32)
Total outstanding units	286,274,177	Net debt outstanding	$750
Quarter-to-date weighted average units outstanding	285,174,384	Net debt to annualized EBITDA (most recent quarter)	1.03:1
Yield at $27.86	7.8%	In-the-money equity comp. liability (net of tax)	$22
In-the-money options	3,032,873	Terminal redemption value of funds	$781
Percentage of all options	91%	Quarter-to-date equity-based compensation*	$3
All options % of units	1.2%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.10) to July 31, 2007 ($27.86).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**47%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**12%**	**Cash**	**12%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Douglas Jamieson
Senior Vice-President and Chief Financial Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending August 31, 2007

Toronto, August 1, 2007 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending August 31, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on August 31, 2007 to unitholders of record as at August 15, 2007.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdr\skylon\distributions\2007\aug07\rel-cxc.doc

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: HYB.UN**

DDJ High Yield Fund announces redemptions

TORONTO (August 2, 2007) – DDJ High Yield Fund (the "Fund") today announced that requests for redemptions of 7,448,201 units were submitted by unitholders of the Fund, being approximately 69.16% of the Fund's current issued and outstanding units. Payment of the redemptions will be made on August 30, 2007 based on the net asset value of the Fund on August 15, 2007. As of July 31, 2007 the net asset value of the Fund (unadjusted for upcoming redemptions) was approximately $156.0 million.

DDJ Capital Management, LLC of Waltham, Massachusetts, is a registered investment advisor specializing in distressed and high-yield securities and special situation investing. It manages approximately US$2.0 billion in high-yield assets and has total assets under management of approximately US$3.0 billion.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $97.2 billion in fee-earning assets as of July 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

-30-

For further information:
David R. McBain
Senior Vice-President, CI Investments Inc.
(416) 364-1145

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ High Yield Fund announces redemption price

TORONTO (August 17, 2007) – DDJ High Yield Fund (the "Fund") today announced that the net asset value of the Fund at the close of business on August 15, 2007 was $147,257,544 and 10,770,030 units of the Fund were outstanding on that date. Accordingly, the net asset value per unit for units redeemed on August 15, 2007 was $13.6729. Payment of the redemption price will be made to unitholders on August 30, 2007.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $97.2 billion in fee-earning assets as of July 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

-30-

For further information:
David R. McBain
Senior Vice-President, CI Investments Inc.
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending August 31, 2007

Toronto, August 17, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending August 31, 2007 payable on September 14, 2007 to unitholders of record as at August 31, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\aug07\rel-aggregate.doc

82-4994

CI Financial

CI Financial Second Quarter Report | June 30, 2007

Q2

Financial Highlights

(in thousands, except per unit amounts)	As at June 30, 2007	As at May 31, 2006	% change
Fee-earning assets	98,109,306	73,619,016	33
Retail assets under management	66,258,281	56,905,228	16
Units outstanding	284,579	285,681	–

FOR THE THREE-MONTH PERIOD ENDED	June 30, 2007	May 31, 2006	% change
Average retail assets under management	66,384,375	58,041,353	14
Gross sales of managed funds	2,867,086	3,163,356	(9)
Redemptions of managed funds	2,297,625	2,034,222	13
Net sales of managed funds	569,461	1,129,134	(50)
Net income	151,551	69,281	119**
Earnings per unit	0.54	0.24	125**
EBITDA*	194,061	136,973	42
EBITDA* per unit	0.69	0.48	44
Pre-tax operating earnings* per unit	0.62	0.52	19
Distributions paid per unit	0.54	0.18	200**
Average units outstanding	281,735	285,681	(1)

FOR THE SIX-MONTH PERIOD ENDED	June 30, 2007	May 31, 2006	% change
Average retail assets under management	65,052,533	56,674,345	15
Gross sales of managed funds	6,379,950	5,963,504	7
Redemptions of managed funds	4,896,535	4,196,786	17
Net sales of managed funds	1,483,415	1,766,718	(16)
Net income	293,673	142,377	106**
Earnings per unit	1.05	0.50	110**
EBITDA*	369,705	275,869	34
EBITDA* per unit	1.32	0.97	36
Pre-tax operating earnings* per unit	1.20	1.06	13
Distributions paid per unit	1.08	0.36	200**
Average units outstanding	280,645	285,691	(2)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. A reconciliation of EBITDA to net income is provided on page 10. A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 9.*

***Significantly increased year-over-year comparisons are a result of the income trust conversion in June 2006.*

Dear Unitholders,

While markets have been volatile over the past few months, there was an underlying strength that propelled CI to record highs in assets under management and helped the newly acquired Blackmont Capital Inc. to post strong results in its first quarter under CI's ownership.

Over the second quarter of 2007, the Canadian dollar rallied 8.3% against the U.S. dollar, reducing market returns in Canadian dollars. The S&P 500 Index gained 6.3% and the Dow Jones Industrial Average gained 9.1%, which convert to -2.2% and 0.4% respectively in Canadian dollar terms. The S&P/TSX Composite Index rose 6.3% over the three months, while the MSCI World Index returned 6.8% in U.S. dollar terms, or -1.8% in Canadian dollars.

CI posted net sales of $569 million over the three months ending June 30, a strong second quarter that contributed to year-to-date net sales of $1.5 billion. Over the same three month period, industry net sales as reported by IFIC increased by $7.4 billion relative to 2006 to $8.3 billion.

Operating Review

CI's net income for the second quarter was $151.6 million, or $0.54 per unit, up 119% from $69.3 million, or $0.24 per unit in the three month period ending May 31, 2006. CI reported a tax recovery of $1.3 million this quarter, versus an income tax expense of $37.9 million in the comparable quarter a year ago, just prior to its conversion to an income trust. EBITDA, which before income taxes, provides a measure of underlying profitability, was $194.1 million, or $0.69 per unit, up 42% from $137.0 million, or $0.48 per unit. These numbers are also up significantly when compared to the previous quarter ended March 31, 2007, where net income was $0.51 per unit and EBITDA was $0.63 per unit.

CI recorded an equity-based compensation expense of $2.0 million this quarter against an expense of $6.4 million last quarter and $29.2 million in the year-earlier period. Net of this expense, EBITDA was $0.70 per unit this quarter, $0.65 last quarter and $0.58 in the comparable quarter last year. The 8% quarter-over-quarter increase and 21% year-over-year increase compare favourably to the increase in CI's average assets under management, which were up 4% quarter-over-quarter and 14% year-over-year for the three months ended June 30, 2007.

Results from CI's Asset Administration segment improved with the addition of Blackmont, hitting $10.5 million in pre-tax earnings, versus $3.9 million last quarter and $1.6 million in the year-earlier period. CI has provided capital and infrastructure support to Blackmont, which has increased its revenues and attracted talented new professionals to its team.

Outlook

CI reported net sales in July of $257 million, up from $144 million in the same month a year ago and our best July since 2000.

The Board of Trustees declared monthly distributions of $0.19 per unit payable on September 14, October 15 and November 15, 2007 to unitholders of record on August 31, September 30 and October 31, 2007, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President and Chief Operating Officer

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated July 26, 2007 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at June 30, 2007, compared with December 31, 2006, and the results of operations for the three and six months ended June 30, 2007, compared with the three and six months ended May 31, 2006.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, KBSH Capital Management Inc. ("KBSH") and Lakeview Asset Management Inc. ("Lakeview"). The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM"), and Blackmont.

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

CI converted to an income trust on June 30, 2006 and all discussion and reference to CI should be considered to be a continuation of the record of the predecessor organization, CI Financial Inc. All references to "units", "unitholders" and "distributions" are subsequent to June 30, 2006 and are used to refer to "shares", "shareholders" and "dividends", respectively, prior to conversion.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Summary of Quarterly Results

(millions of dollars, except per unit amounts)

	Fiscal Year Ending Dec. 31, 2007		Dec. 31, 2006*		Fiscal Year Ending May 31, 2006			
INCOME STATEMENT DATA	Q2	Q1	Q2	Q1	Q4	Q3	Q2	Q1
Management fees	329.7	314.6	306.7	293.8	294.9	277.5	267.6	270.0
Administration fees	94.6	40.8	37.3	31.1	34.5	35.3	31.0	30.9
Other revenues	16.7	13.6	15.0	12.1	14.6	17.6	17.2	32.3
Total revenues	441.0	369.0	359.0	337.0	344.0	330.4	315.8	333.2
Selling, general and administrative	92.4	73.4	64.1	66.2	100.0	93.6	79.8	80.2
Trailer fees	93.1	89.0	85.8	81.1	80.5	71.8	68.9	69.7
Investment dealer fees	56.0	31.9	28.5	23.9	26.1	26.6	23.4	23.3
Amortization of deferred sales commissions	29.4	27.4	25.6	24.1	22.4	20.4	18.8	17.5
Interest expense	10.0	7.6	6.6	5.4	4.5	3.2	3.0	3.2
Other expenses	9.8	2.6	2.8	2.5	3.3	2.3	3.9	2.4
Total expenses	290.7	231.9	213.4	203.2	236.8	217.9	197.8	196.3
Income before income taxes	150.3	137.1	145.6	133.8	107.2	112.5	118.0	136.9
Income taxes	(1.3)	(5.0)	(4.3)	(4.6)	37.9	39.4	42.3	45.9
Net income	151.6	142.1	149.9	138.4	69.3	73.1	75.7	91.0
Earnings per unit	0.54	0.51	0.53	0.49	0.24	0.26	0.26	0.32
Distributions paid per unit	0.54	0.54	0.5025	0.5025	0.18	0.18	0.18	0.16

**The results reflect the three months ended September 30, 2006 and December 31, 2006.*

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006. The conversion changed the publicly traded entity from a corporation to a trust and prompted the change in CI's year-end to December 31 from May 31. Accordingly, the results for the three and six months ended May 31, 2006 are used as comparative figures for the three and six months ended June 30, 2007.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater") and has included results from Rockwater beginning with this second quarter ending June 30, 2007. With Rockwater, CI acquired Blackmont, a full-service investment dealer, KBSH, an investment counseling firm, and Lakeview, a mutual fund company.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, Lakeview funds, structured products, KBSH assets (collectively, assets under management or AUM), administered/other assets, AWM assets under administration (net of United funds) and Blackmont assets under administration at June 30, 2007 were $98.1 billion, an increase of 33% from $73.8 billion at June 30, 2006.

FEE-EARNING ASSETS

AS AT JUNE 30

(in billions)	2007	2006	% change
CI mutual and segregated funds	$55.1	$46.7	18
United funds	9.9	9.2	8
Structured products	0.9	1.1	(18)
Lakeview funds	0.4	–	–
Total retail assets under management	$66.3	$57.0	16
KBSH institutional assets	3.2	–	–
Total assets under management	$69.5	$57.0	22
AWM assets under administration (net of United funds)	16.8	15.5	8
Blackmont assets under administration	10.0	–	–
Administered/other funds	1.8	1.3	38
Total fee-earning assets	$98.1	$73.8	33

As shown in the above chart, these assets are represented by $55.1 billion in CI mutual and segregated funds, $9.9 billion in United funds, $0.4 billion in Lakeview funds, $0.9 billion in structured products, and $3.2 billion in KBSH assets, $1.8 billion in administered/ other assets such as labour-sponsored funds, $16.8 billion in AWM assets under administration (net of United funds previously described) and $10.0 billion in Blackmont assets under administration.

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The growth in retail assets under management during the six months ended June 30, 2007 is detailed in the table below.

(in billions)	Six months ended June 30, 2007
Retail assets under management at December 31, 2006	$62.7
Gross sales	6.4
Redemptions	4.9
Net sales	1.5
Acquired assets	0.4
Market performance	1.7
Retail assets under management at June 30, 2007	$66.3

The table below sets out the levels of and the change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of strong market performance and positive sales of CI's funds.

	Three months ended		Six months ended	
(in billions)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Average retail assets under management	$66.384	$58.041	$65.053	$56.674
Increase	14%		15%	
Gross sales	$2.9	$3.2	$6.4	$6.0
Net Sales	$0.6	$1.1	$1.5	$1.8

Strong relative fund performance and overall industry sales increases led to robust gross and net sales. Net sales of mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were up $7.4 billion to $8.3 billion for the three months ended June 30, 2007 from industry net sales of $0.9 billion for the same three-month period last year. Though sales and assets reported by IFIC do not give a comprehensive view of CI's sales and assets, they are helpful as an indicator of trends affecting a significant portion of CI's business.

Results of Operations

CI reported net income of $151.6 million for the three months ended June 30, 2007, an increase of 119% from $69.3 million reported for the three months ended May 31, 2006. On a per unit basis, CI earned $0.54 in the three months ended June 30, 2007, an increase of 125% from $0.24 reported for the three months ended May 31, 2006. The key reason for significantly increased year-over-year comparisons is the reduction in income tax expense that resulted from the income trust conversion. In the quarter ended June 30, 2007, an income tax recovery of $1.3 million was recorded, compared with a provision for income taxes of $37.9 million in the quarter ended May 31, 2006.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the three months ended June 30, 2007, were reduced by equity-based compensation expense of $2.0 million ($1.3 million after-tax). In comparison, for the three months ended May 31, 2006, earnings were reduced by equity-based compensation expense of $29.2 million ($18.6 million after-tax).

CI's pre-tax operating earnings, as set out in the table below; adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also deducted in order to remove the impact of back-end financed assets under management.

Redemption fee revenue declined $1.7 million to $8.0 million in the three months ended June 30, 2007 from $9.7 million in the three months ended May 31, 2006. Redemption fee revenue fell as a result of a decline in back-end load assets under management. In addition, these back-end assets are aging, and therefore pay a lower redemption fee rate when redeemed.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions and fund contracts.

	Three months ended		Six months ended	
(in millions, except per unit amounts)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Income before income taxes	$150.3	$107.2	$287.4	$219.7
Less:				
Redemption fees	8.0	9.7	16.7	19.0
Gain on marketable securities and fund contracts	–	0.1	0.2	0.3
Add:				
Amortization of DSC and fund contracts	30.2	23.1	58.3	44.2
Equity-based compensation expense	2.0	29.2	8.3	57.3
Pre-tax operating earnings	$174.5	$149.7	$337.1	$301.9
per unit	$0.62	$0.52	$1.20	$1.06

Amortization of deferred sales commissions and fund contracts increased to $30.2 million in the three months ended June 30, 2007 from $23.1 million in the three months ended May 31, 2006. Amortization of deferred sales commissions is increasing as a result of the change in the accounting estimate of the useful life for full-load deferred sales commissions effective June 2003. The switch from 36 months to 84 months meant that the balance of deferred sales commissions at that time was no older than three years and its amortization would now be extended another four years. This caused an immediate drop in the amortization expense for that first period after the change in accounting estimate. The amortization expense now grows each period as no deferred sales commission will be fully amortized until June 2007, four years after the date of the accounting estimate change.

Pre-tax operating earnings per unit increased 19% for the three months ended June 30, 2007 compared with the three months ended May 31, 2006, while average assets under management increased 14%. The Rockwater acquisition this quarter accounts for most of the difference.

As shown in the table that follows, EBITDA increased to $194.1 million in the three months ended June 30, 2007 from $137.0 million in the three months ended May 31, 2006, an increase of 42%. The increase in EBITDA was the result of the lower equity-based compensation expense discussed above, and higher average assets under management even as the margin on those assets declined.

Interest expense increased due to higher debt levels, as discussed under "Liquidity and Capital Resources." CI's debt increased primarily on the cash portion of the Rockwater purchase price.

As a result of federal legislation enacted this quarter, CI recorded a future income tax liability and corresponding expense of $5.4 million pertaining to the reversal of timing differences after 2010.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management.

	Three months ended		Six months ended	
(in millions, except per unit amounts)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Net income	$151.6	$69.3	$293.7	$142.4
Add (deduct):				
Interest expense	10.0	4.5	17.6	7.8
Income tax expense (recovery)	(1.3)	37.9	(6.3)	77.3
Amortization of DSC and fund contracts	30.2	23.1	58.3	44.2
Amortization of other items	3.6	2.1	6.4	4.2
EBITDA	$194.1	$136.9	$369.7	$275.9
per unit	$0.69	$0.48	$1.32	$0.97
EBITDA margin (as a % of revenue)	44%	40%	46%	41%

Asset Management Segment

The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, KBSH, and Lakeview.

Results of Operations

The table that follows presents the operating results for the Asset Management segment:

	Three months ended		Six months ended	
(in millions)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Management fees	$329.7	$294.9	$644.3	$572.4
Other revenue	14.1	12.4	24.7	26.7
Total revenue	343.8	307.3	669.0	599.1
Selling, general and administrative	60.9	86.1	122.0	166.3
Trailer fees	97.0	84.7	189.5	160.6
Amortization of deferred sales commissions and fund contracts	30.2	23.3	58.6	44.4
Other	5.4	1.9	7.1	3.4
Total expenses	193.5	196.0	377.2	374.7
Income before income taxes and non-segmented items	$150.3	$111.3	$291.8	$224.4

Income before income taxes and interest expense for CI's principal segment was $150.3 million for the three months ended June 30, 2007, an increase of 35% from $111.3 million for the three months ended May 31, 2006. For the six months ended June 30, 2007, income before income taxes and interest expense for the Asset Management segment was $291.8 million, an increase of 30% compared with $224.4 million for the six months ended May 31, 2006. The increase from the prior year for both the three-month and six-month periods is mainly due to the appreciation in average assets under management.

Revenues

Revenues from management fees were $329.7 million for the three months ended June 30, 2007, an increase of $34.8 million or 12% from the three months ended May 31, 2006. Management fee revenue for the six months ended June 30, 2007 was $644.3 million, an increase of 13% compared with the six months ended May 31, 2006. The increase was mainly attributable to higher average assets under management, which were 14% and 15% higher for the respective three and six months ended June 30, 2007 than the comparative asset levels for the respective periods ended May 31, 2006. As a percentage of average assets under management, management fees were 1.992% and 1.997% for the respective three and six months ended June 30, 2007, down from 2.016% and 2.026% in the respective three and six months ended May 31, 2006.

Management fee rates have decreased as a result of a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At June 30, 2007, there were $736.7 million and $6.8 billion in Class F and Class I funds, respectively, compared with $533.0 million and $4.7 billion at May 31, 2006.

For the three months ended June 30, 2007, other revenue was $14.1 million, increasing from $12.4 million for the three months ended May 31, 2006. Included in the three-month period ended June 30, 2007 is $3.7 million from KBSH and Lakeview. Other revenue for the six months ended June 30, 2007, was $24.7 million, down slightly from $26.7 million for the six months ended May 31, 2006.

The largest component of other revenue is redemption fees. Redemption fees were $8.0 million and $16.7 million for the respective three and six months ended June 30, 2007. In comparison, redemption fees were $9.7 million and $19.0 million for the three and six months ended May 31, 2006. The decrease in redemption fees over the comparative periods was a result of the decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fee rates.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $60.9 million for the three months ended June 30, 2007, a decrease of 29% from $86.1 million for the three months ended May 31, 2006. For the six months ended June 30, 2007 SG&A expenses were $122.0 million, a decrease of 27% from $166.3 million for the six months ended May 31, 2006. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense was $2.0 million and $8.3 million for the respective three and six months ended June 30, 2007, compared with an expense of $29.2 million and $57.3 million for the respective three and six months ended May 31, 2006.

At December 31, 2006, based on the price per CI trust unit of $26.72, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $43.0 million. Based on the price per CI trust unit at June 30, 2007 of $27.10, the equity-based compensation liability decreased by $10.2 million to $32.8 million. The decline in the liability was a result of options exercised during the six months ended June 30, 2007. Though CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $58.9 million for the three months ended June 30, 2007 and $56.9 million for the three months ended May 31, 2006. For the six months ended June 30, 2007, net SG&A expenses were $113.7 million compared to $109.0 million for the six months ended May 31, 2006. The increase from the prior year is due to the SG&A expenses related to KBSH and Lakeview.

As a percentage of average assets under management, net SG&A expenses were 0.36% in the three months and 0.35% in the six months ended June 30, 2007, respectively. This is down from 0.39% for the three and six months ended May 31, 2006. This indicates that CI contained spending growth significantly below growth in assets under management.

Trailer fees increased from $84.7 million for the three months ended May 31, 2006 to $97.0 million for the three months ended June 30, 2007. Net of intersegment amounts, this expense increased from $80.5 million for the three-month period ended May 31, 2006 to $93.1 million for the three-month period ended June 30, 2007. Included in the most recent three-month period is $0.5 million related to Lakeview. Trailer fees increased from $160.6 million in the six months ended May 31, 2006 to $189.5 million for the six months ended June 30, 2007. Net of intersegment amounts, this expense increased from $152.3 million for the six months ended May 31, 2006 to $182.1 million for the six months ended June 30, 2007.

The overall increase in trailer fees was consistent with the increase in assets under management. Also contributing to higher trailer fees is the movement towards a greater percentage of funds being sold on a front-end sales charge basis and a higher percentage of equity funds. For both of these types of funds, CI pays a higher trailer fee rate. In addition, there has been the conversion of older deferred sales charge assets to front-end units. As a percentage of average assets, trailer fees were 0.56% for the three and six months ended June 30, 2007, compared with 0.55% and 0.54% in the respective three and six months ended May 31, 2006.

For the three-month period ended June 30, 2007, CI's operating profit margin on the Asset Management segment, as a percentage of average assets under management and adjusted for the equity-based compensation expense as discussed above, was 1.074%, down from 1.077% for the three-month period ended May 31, 2006. Similarly, for the six-month period ended June 30, 2007, CI's operating profit margin was 1.080%, down from 1.101% for the six months ended May 31, 2006. This was a result of lower management fees and higher trailer fees offset by lower SG&A expenses.

Generally, the trend in CI's margins has been downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. The increase in trailer fees also contributed to the decline in margins. While CI has been able to reduce SG&A expenses in the past in order to mitigate the decline in its margins, there is no assurance that it can continue to do so.

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense, calculated as a percentage of average assets under management.

	Three months ended		Six months ended	
(as a % of average AUM)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Management fees	1.992	2.016	1.997	2.026
Less:				
Trailer fees	0.563	0.550	0.565	0.539
Net SG&A expenses	0.355	0.389	0.352	0.386
Operating profit margin	1.074	1.077	1.080	1.101

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 36 or 84 months immediately following the sale of the funds, for low-load or full-load deferred sales charges, respectively. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $29.4 million ($28.9 million full-load and $0.5 million low-load) for the three months ended June 30, 2007, compared with $22.4 million for the three months ended May 31, 2006. Amortization of deferred sales commissions was $56.8 million for the six months ended June 30, 2007, compared with $42.7 million for the six months ended May 31, 2006. The increase is consistent with the increase in deferred sales commissions paid in the last four fiscal years and the change in amortization period from 36 to 84 months beginning in June 2003.

Other expenses increased from $1.9 million and $3.4 million for the respective three and six months ended May 31, 2006 to $5.4 million and $7.1 million for the respective three and six months ended June 30, 2007. Included in other expenses are distribution fees to limited partnerships, which decreased to $0.7 million for the three months, ended June 30, 2007 from $0.9 million for the three months ended May 31, 2007. For the most recent three-month period, other expenses also included $3.7 million related to KBSH. Distribution fees were $1.5 million for the six months ended June 30, 2007, compared to $1.8 million for the six months ended May 31, 2006.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including ACM and AFM, and Blackmont.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

	Three months ended		Six months ended	
(in millions)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Administration fees	$121.6	$64.5	$193.7	$128.2
Other revenue	2.6	2.1	5.6	5.5
Total revenue	124.2	66.6	199.3	133.7
Selling, general and administrative	31.6	14.0	43.8	27.3
Investment dealer fees	78.1	50.1	136.4	99.4
Amortization of deferred sales commissions and fund contracts	0.4	0.4	0.8	0.8
Other	3.6	0.5	3.8	0.7
Total expenses	113.7	65.0	184.8	128.2
Income before income taxes and non-segmented items	$10.5	$1.6	$14.5	$5.5

The Asset Administration segment had income before income taxes and non-segmented items of $10.5 million for the three months ended June 30, 2007, up 556% from $1.6 million for the three months ended May 31, 2006. Income before income taxes and non-segmented items was $14.5 million for the six months ended June 30, 2007, up 164% from $5.5 million for the six months ended May 31, 2006. The increase from the prior year for both the three-month and six-month periods is mainly due to the Blackmont acquisition.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $121.6 million for the three-month period ended June 30, 2007, an increase of 89% from the $64.5 million for the three-month period ended May 31, 2006. For the six months ended June 30, 2007, administration fees were $193.7 million, up 51% from $128.2 million for the six months ended May 31, 2006. Net of intersegment amounts, administration fee revenue was $94.6 million for the three months ended June 30, 2007, compared with $34.5 million for the three months ended May 31, 2006. Net administration fee revenue was $135.4 million, up from $70.0 million for the six months ended May 31, 2006. The increase in administration fee revenue is due to the increase in assets under administration over the past year and the inclusion this quarter of Blackmont administration fees and investment banking revenues. Administration fees should be considered in conjunction with investment dealer fees, an offsetting expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances and fees related to registered accounts. For the three months ended June 30, 2007, other revenues were $2.6 million, increasing slightly from $2.1 million for three months ended May 31, 2006. Other revenues were slightly higher at $5.6 million for the six months ended June 30, 2007 relative to $5.5 million for the same period ending May 31, 2006.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors and brokers based on the revenues generated from assets under administration. These fees were $78.1 million for the three months ended June 30, 2007, an increase of 56% from $50.1 million for the three months ended May 31, 2006. For the three-month period ended June 30, 2007, dealer gross margin was $43.5 million or 35.8% of administration fees, compared with $14.4 million or 22.3% for the three-month period ended May 31, 2006.

For the six months ended June 30, 2007, investment dealer fees were $136.4 million on revenues of $193.7 million, for a margin of $57.3 million or 29.6%, up from a margin of 22.5% for the six months ended May 31, 2006.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

	Three months ended		Six months ended	
(in millions)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Administration fees	$121.6	$64.5	$193.7	$128.2
Less:				
Investment dealer fees	78.1	50.1	136.4	99.4
	$43.5	$14.4	$57.3	$28.8
Dealer gross margin	35.8%	22.3%	29.6%	22.5%

The increase in gross margin as detailed in the table above is a result of the acquisition of Blackmont. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than the payouts to the financial advisors at AWM (where SG&A costs are generally borne by the advisor). These two businesses have different business models and therefore are operated separately, sharing only certain key infrastructure and services from CI. On the AWM side, advisors with large books of business are joining its ranks and the consolidation of books of business continues to lead to an increase in payout rates to the advisors.

Selling, general and administrative ("SG&A") expenses for the segment were $31.6 million for the three months ended June 30, 2007, up from $13.9 million for the three months ended May 31, 2006. For the six months ended June 30, 2007, SG&A expenses were $43.8 million, up from $27.3 million for the six months ended May 31, 2006. SG&A has increased for the most recent three months ended as a result of the acquisition of Blackmont.

Liquidity and Capital Resources

The balance sheet for CI at June 30, 2007 reflects total assets of $3.70 billion, an increase from $2.74 billion at December 31, 2006. This is represented by an increase in current assets of $634.4 million and an increase in long-term assets of $314.4 million. CI's cash balance increased by $45.1 million in the six months ended June 30, 2007.

CI generates significant cash flows from its operations. Cash flow provided by operating activities was $361.2 million for the six months ended June 30, 2007. Excluding the change in working capital, cash flow from operations was $336.2 million. Both levels of cash flow were sufficient to meet distributions during the period.

CI disposed of marketable securities for net proceeds of $4.1 million in the six months ended June 30, 2007. The fair value of marketable securities at June 30, 2007 was $10.6 million. Marketable securities are comprised of seed capital investments in its funds and other portfolio investments.

Accounts receivable and prepaid expenses increased to $215.2 million from $85.6 million at December 31, 2006 as a result of the acquisition of Rockwater. The future income tax asset decreased by $3.5 million during the six-month period reflecting the decrease in the equity-based compensation liability.

Long-term assets increased primarily from a $19.3 million increase in management contracts and $199.4 million increase in goodwill as a result of the Rockwater acquisition. In addition, deferred sales commissions increased by $43.4 million, reflecting new sales commissions incurred of $100.2 million net of $56.8 million of amortization during the six-month period ended June 30, 2007.

Liabilities increased by $775.8 million during the six months ended June 30, 2007. The main contributor to the increase was the consolidation of the liabilities from the Rockwater acquisition. Current income taxes payable increased $3.0 million. Future income taxes payable decreased by $35.3 million mainly due to a reduction in future income tax rates, offset by higher deferred sales commissions paid compared to the amount amortized for the quarter. In addition, the equity-based compensation liability decreased by $10.2 million, reflecting fewer options outstanding at the end of June 30, 2007.

CI drew $195.7 million on its credit facility during the six months ended June 30, 2007, increasing long-term debt. At June 30, 2007, CI had drawn $771.8 million at an average rate of 4.66%, compared with $576.1 million drawn at an average rate of 4.60% at December 31, 2006. Net of cash and marketable securities, debt was $693.8 million at June 30, 2007, versus $539.3 million at December 31, 2006. Interest expenses of $17.6 million were recorded for the six months ended June 30, 2007, compared with $7.8 million for the six months ended May 31, 2006. This increase in interest expenses reflects higher average debt levels. Principal repayments are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case, the principal would be repaid in 48 equal monthly installments. These payments would be payable beginning June 2008 should the bank not renew the facility. On June 14, 2007, the facility was amended to increase the amount that may be borrowed to $1 billion.

CI's working capital was impacted by the changes in the equity-based compensation liability, as discussed above, but generally, CI's working capital needs are not highly seasonal and should remain relatively flat as they pertain to its underlying business.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and trust units, the funding of capital expenditures and the repurchase of trust units through its normal course issuer bid program.

CI paid sales commissions of $100.2 million in the six months ended June 30, 2007. This compares to $105.6 million in the six months ended May 31, 2006. The amount of deferred sales commissions incurred in the six-month period ended June 30, 2007 is consistent with sales of back-end load units of approximately $350 million per month.

During the six months ended June 30, 2007, CI incurred capital expenditures of $1.8 million, primarily for computer hardware and software.

Unitholders' equity increased $173.3 million, largely in conjunction with the purchase of Rockwater, for which CI issued unit capital worth $72.4 million. CI also issued unit capital from treasury to Sun Life Assurance Company of Canada ("Sun Life"), a related party, and another financial institution for $106.2 million. CI declared distributions of $305.7 million ($303.4 million paid) during the six-month period that exceeded net income by $12.0 million and there was a transition adjustment on the implementation of a new accounting policy of $0.1 million. CI repurchased trust units, both for cancellation and for its deferred equity plans, during the six months ended June 30, 2007 at a cost of $31.5 million.

Distributable Cash

CI determines the amount of cash it will distribute after considering a number of factors. Cash flow from operating activities is the primary measure of how much cash is being generated by the business. On this basis, the cash flow from operating activities for the six months ended June 30, 2007 of $360.6 million is greater than the $303.4 million paid out to unitholders.

Cash flow before the net change in non-cash working capital balances was $336.2 million, indicating that prior to changes in reported working capital, there was sufficient cash flow to fund distributions. Within the change to working capital there may be specific events that cause large fluctuations. As such, cash flow from operating activities may not always be a reliable measure for underlying cash flow.

Cash flow from operating activities was impacted during the six months ended June 30, 2007 by the payment of year-end compensation that had been accrued throughout 2006, which reduced working capital.

It is expected that distributions will be financed from cash flow from operating activities and external financing will be used to fund capital expenditures and deferred sales commissions required for growth. CI currently sits at its long-term target ratio of debt to EBITDA of 1:1, which was exceeded following the acquisition of Rockwater. CI subsequently issued units to get back to its target ratio.

Financial Instruments

On January 1, 2007, CI adopted CICA Section 3855, Financial Instruments – Recognition and Measurement, at which time all financial instruments were measured. On June 30, 2007, these financial instruments were measured at either fair value or amortized cost. Further details are available in the Notes to CI's Consolidated Financial Statements for June 30, 2007.

Distributable Cash

CI calculates distributable cash as an indicator of how much cash is available to be paid out. Comparing this amount to the actual amount distributed provides a payout ratio. CI defines distributable cash as cash flow from operating activities less maintenance capital expenditures and maintenance deferred sales commissions. Maintenance capital expenditures are average annual amounts that CI estimates must be spent on replacement capital assets over the next five years to maintain its existing infrastructure. Maintenance deferred sales commissions are average annual amounts that CI estimates will be spent on sales commissions over the next five years to maintain its existing level of back end assets under management.

	Three months ended		Six months ended	
(in millions, except per unit amounts)	June 30, 2007	May 31, 2006	June 30, 2007	May 31, 2006
Cash flow from operating activities	$212.0	$116.1	$360.6	$254.1
Less:				
Maintenance capital expenditures	3.0	2.0	5.0	4.0
Maintenance deferred sales commissions	14.0	15.0	29.0	30.0
Distributable cash	195.0	99.1	326.6	220.1
per unit	0.69	0.35	1.16	0.77
Equity-based compensation	9.1	15.8	11.9	5.5
Non-cash working capital change	(43.0)	(6.7)	(24.5)	(9.3)
Adjusted distributable cash	161.1	108.2	314.0	216.3
per unit	0.57	0.38	1.12	0.76
Distributions paid	152.0	51.4	303.4	102.9
per unit	$0.54	$0.18	$1.08	$0.36

Risk Factors

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by conditions in the financial markets and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in almost all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Related Party Transactions

Sun Life is a related party as a result of its ownership of 36.5% of CI's outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's Clarica sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and SunWise segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($27.4 million for the six months ended June 30, 2007 versus $27.0 million for the six months ended May 31, 2006) and trailer fees ($50.6 million for the six months ended June 30, 2007 versus $41.0 million for the six months ended May 31, 2006).

Unit Capital

As at June 30, 2007, CI had 137,616,939 trust units and 146,961,738 Exchangeable LP units outstanding. The Exchangeable LP units may be exchanged for trust units at any time.

At June 30, 2007, 3.8 million options to purchase trust units were outstanding of which 2.2 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at June 30, 2007.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$771.8	$16.1	$96.5	$193.0	$193.0	$193.0	$80.2
Operating leases	70.6	19.4	15.2	11.0	7.4	3.5	14.1
Total	$842.4	$35.5	$111.7	$204.0	$200.4	$196.5	$94.3

Distributable Cash Estimates

Maintenance Capital Expenditures

The amount of capital expenditures required over the next five years to maintain the current level of operations is estimated based on current levels of capital expenditures, capital assets currently in use and management's foreseeable plans for the business. A significant change from management's current plans for the business, such as an acquisition of another business or growth that deviates strongly from current forecasts, could cause a material change in the amount of estimated capital expenditures.

Maintenance Deferred Sales Commissions

The amount of deferred sales commissions required over the next five years to maintain the current level of back-end financed assets under management is estimated based on current redemption levels of assets under management, the trend in these redemption levels, the mix between front-end and back-end financed redemptions, the trend in this redemption mix, the current mix between front-end and back-end financed new sales of assets under management and the trend in this sales mix. A significant change in the trend of redemption and sales levels and the mix of business could cause a material change in the amount of estimated deferred sales commissions.

Critical Accounting Estimates

Goodwill and Intangible Assets

At the time of acquisition, intangible assets are determined using estimates of fair value and goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI performs impairment tests for goodwill and intangible assets at least annually. These tests involve estimates and assumptions. At June 30, 2007, there was no impairment to the carrying amounts nor would a reasonably likely change to material assumptions result in impairment. As well, the useful life of intangible assets is periodically reassessed and it has been determined that no change is required.

Income Taxes

The current and future income tax assets and liabilities are recorded based on interpretation of tax legislation and assumptions about the realization and timing of future benefits and costs. A difference in interpretation by tax authorities or a change in timing or realization of reversals could result in higher or lower tax provisions.

Deferred Sales Commissions

The commission paid on sales of low-load or full-load products are deferred and amortized over 36 or 84 months. This estimate matches the period over which redemption fees are payable by the investor in this type of product. The sum of these potential redemption fees, the terminal redemption value, is significantly greater than the balance of unamortized deferred sales commissions.

Change in Accounting Policies

CI has retroactively adopted, without restatement of prior periods, CICA Sections 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. As a result of the acquisition of Rockwater, CI has adopted several accounting policies. Further details are available in the Notes to CI's Consolidated Financial Statements for June 30, 2007.

Disclosure Controls and Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures and have designed internal controls over financial reporting as at June 30, 2007. They have concluded that they are reasonably assured these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management has evaluated and concluded that there were no changes that materially affect, or are reasonably likely to materially affect, CI's design of internal controls over financial reporting during the quarter ended June 30, 2007.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Deficit

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars, except per unit amounts)	June 30, 2007	May 31, 2006
REVENUE		
Management fees	329,702	294,901
Administration fees	94,591	34,514
Redemption fees	8,045	9,707
Gain on sale of marketable securities	17	55
Other income	8,613	4,823
	440,968	344,000
EXPENSES		
Selling, general and administrative	92,433	100,034
Trailer fees	93,129	80,516
Investment dealer fees	55,968	26,098
Amortization of deferred sales commissions and fund contracts	30,187	23,143
Interest	9,988	4,506
Other	8,985	2,525
	290,690	236,822
Income before income taxes	150,278	107,178
Provision for (recovery of) income taxes		
Current	2,849	27,484
Future	(4,122)	10,412
	(1,273)	37,896
Net income for the period	151,551	69,282
Deficit, beginning of period	(294,601)	(175,108)
Distributions declared	(154,321)	(34,283)
Deficit, end of period	(297,371)	(140,109)
Earnings per unit [note 7(f)]	0.54	0.24

(see accompanying notes)

Consolidated Statements of Income and Deficit

FOR THE SIX MONTHS ENDED (UNAUDITED)

(in thousands of dollars, except per unit amounts)	June 30, 2007	May 31, 2006
REVENUE		
Management fees	644,269	572,412
Administration fees	135,409	69,860
Redemption fees	16,688	19,046
Gain on sale of marketable securities	214	329
Other income	13,425	12,780
	810,005	674,427
EXPENSES		
Selling, general and administrative	165,860	193,587
Trailer fees	182,148	152,327
Investment dealer fees	87,878	52,692
Amortization of deferred sales commissions and fund contracts	58,330	44,249
Interest	17,634	7,753
Other	10,794	4,105
	522,644	454,713
Income before income taxes	287,361	219,714
Provision for (recovery of) income taxes		
Current	5,483	69,573
Future	(11,795)	7,763
	(6,312)	77,336
Net income for the period	293,673	142,378
Deficit, beginning of period	(281,344)	(188,231)
Transition adjustment on adoption of new accounting policies [note 1(a)]	(81)	–
Deficit, beginning of period as restated	(281,425)	(188,231)
Cost of units repurchased in excess of stated value [note 7(b)]	(3,964)	(8,551)
Distributions declared	(305,655)	(85,705)
Deficit, end of period	(297,371)	(140,109)
Earnings per unit [note 7(f)]	1.05	0.50

(see accompanying notes)

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Loss

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	June 30, 2007
Net income	151,551
Other comprehensive loss, net of tax	
Unrealized loss on available-for-sale financial assets, net of income tax of $(188)	(365)
Total other comprehensive loss, net of tax	(365)
Comprehensive income	151,186
Accumulated other comprehensive loss, beginning of period [note 1(a)]	(161)
Total other comprehensive loss, net of tax	(365)
Accumulated other comprehensive loss, end of period	(526)

(see accompanying notes)

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Loss

FOR THE SIX MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	June 30, 2007
Net income	293,673
Other comprehensive loss, net of tax	
Unrealized loss on available-for-sale financial assets, net of income tax of $(152)	(295)
Total other comprehensive loss, net of tax	(295)
Comprehensive income	293,378
Accumulated other comprehensive loss, beginning of period [note 1(a)]	(231)
Total other comprehensive loss, net of tax	(295)
Accumulated other comprehensive loss, end of period	(526)

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	June 30, 2007	May 31, 2006
OPERATING ACTIVITIES		
Net income for the period	151,551	69,282
Add (deduct) items not involving cash		
Gain on sale of marketable securities	(17)	(55)
Amortization of deferred sales commissions and fund contracts	30,187	23,143
Amortization of other	3,608	2,145
Equity-based compensation	(12,218)	(115)
Future income taxes	(4,122)	10,413
	168,989	104,813
Net change in non-cash working capital balances related to operations	43,041	11,325
Cash provided by operating activities	212,030	116,138
INVESTING ACTIVITIES		
Additions to capital assets	(1,153)	(3,868)
Purchase of marketable securities	(300)	(22,634)
Proceeds on sale of marketable securities	755	5,032
Proceeds on sale of fund contracts	–	(7,100)
Deferred sales commissions paid	(41,266)	(55,405)
Additions to other assets	(5,377)	(14,584)
Cash paid on acquisition, including transaction costs, net of cash acquired [note 2]	(141,464)	–
Cash used in investing activities	(188,805)	(98,559)
FINANCING ACTIVITIES		
Increase in long-term debt	123,775	51,128
Repurchase of unit capital	(26,347)	–
Issuance of unit capital	106,211	30
Repayment of short term borrowing	(34,775)	–
Distributions paid to unitholders	(151,969)	(51,423)
Cash provided by (used in) financing activities	16,895	(265)
Net increase in cash during the period	40,120	17,314
Cash, beginning of period	27,230	81,334
Cash, end of period	67,350	98,648
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	9,457	3,991
Income taxes paid	2,557	26,128

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	June 30, 2007	May 31, 2006
OPERATING ACTIVITIES		
Net income for the period	293,673	142,378
Add (deduct) items not involving cash		
Gain on sale of marketable securities	(214)	(329)
Gain on sale of fund contracts	–	(2,100)
Amortization of deferred sales commissions and fund contracts	58,330	44,249
Amortization of other	6,380	4,151
Equity-based compensation	(10,221)	21,969
Future income taxes	(11,795)	7,763
	336,153	218,081
Net change in non-cash working capital balances related to operations	24,469	36,064
Cash provided by operating activities	360,622	254,145
INVESTING ACTIVITIES		
Additions to capital assets	(1,760)	(5,317)
Purchase of marketable securities	(750)	(22,995)
Proceeds on sale of marketable securities	4,122	10,306
Deferred sales commissions paid	(100,244)	(105,646)
Additions to other assets	(7,759)	(14,584)
Cash paid on acquisition, including transaction costs, net of cash acquired [note 2]	(141,464)	–
Cash used in investing activities	(247,855)	(138,236)
FINANCING ACTIVITIES		
Increase in long-term debt	195,716	68,839
Repurchase of unit capital	(31,460)	(11,500)
Issuance of unit capital	106,248	60
Repayment of short term borrowing	(34,775)	–
Distributions paid to unitholders	(303,356)	(102,905)
Cash used in financing activities	(67,627)	(45,506)
Net increase in cash during the period	45,140	70,403
Cash, beginning of period	22,210	28,245
Cash, end of period	67,350	98,648
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	16,594	7,427
Income taxes paid	5,264	53,159

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(in thousands of dollars)	As at June 30, 2007	As at December 31, 2006
ASSETS		
Current		
Cash and cash equivalents	67,350	22,210
Client and trust funds on deposit	472,513	76,058
Securities owned, at market [note 4]	70,755	–
Marketable securities	10,640	14,595
Accounts receivable and prepaid expenses [note 3]	215,154	85,588
Future income taxes [note 11]	11,040	14,572
Total current assets	847,452	213,023
Capital assets	40,899	32,728
Deferred sales commissions, net of accumulated amortization of $515,534 (December 31, 2006 - $458,706)	523,805	480,388
Fund contracts	1,021,520	1,003,022
Goodwill	1,150,458	951,026
Other assets	104,101	59,215
	3,688,235	2,739,402
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities [notes 3 and 9]	252,656	115,241
Distributions payable	103,532	100,848
Client and trust funds payable	510,931	76,058
Securities sold short, at market [note 4]	29,311	–
Income taxes payable	16,448	13,452
Equity-based compensation	32,777	42,998
Current portion of long-term debt	16,079	84,009
Total current liabilities	961,734	432,606
Long-term debt	755,700	492,054
Preferred shares issued by subsidiary [note 6]	18,100	–
Future income taxes [note 11]	408,287	443,614
Total liabilities	2,143,821	1,368,274
Unitholders' equity		
Contributed surplus	18,321	–
Unit capital [note 7]	1,823,990	1,652,472
Deficit	(297,371)	(281,344)
Accumulated other comprehensive loss [note 1 (a)]	(526)	–
Total unitholders' equity	1,544,414	1,371,128
	3,688,235	2,739,402

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

CI Financial Income Fund ("CI") is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

As a result of the conversion to an income trust in 2006, CI's year end was changed to December 31 from May 31. Accordingly, the results of operations and cash flows for the three and six months ended May 31, 2006 are used as comparitive figures for the three and six months ended June 30, 2007.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

a) Change in Accounting Policy

On January 1, 2007, CI retroactively adopted, without restatement of prior periods, the Canadian Institute of Chartered Accountants Section 1530, Comprehensive Income; Section 3855 Financial Instruments – Recognition and Measurement; and Section 3865 Hedges. The standards require that all financial assets be classified either as held-for-trading ("HFT"), available-for-sale ("AFS"), held-to-maturity ("HTM"), or loans and receivables and that financial liabilities be classified as either as held-for-trading or other. All financial instruments are initially measured at fair value. After initial recognition, the financial instruments are measured at their fair values, except for HTM investments, loans and receivables and other financial liabilities which are measured at amortized cost using the effective interest rate method. Changes in fair value for assets classified as available-for-sale are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. Changes in fair value for classifications other than AFS are reflected in earnings.

CI has implemented the following classification for financial instruments included in the following accounts:

- Cash and cash equivalents is classified as held-for-trading and measured at fair value.
- Client and trust funds on deposit, accounts receivable and other assets are classified as loans and receivables and are measured at amortized cost. The initial measurement gave rise to a transition adjustment to the deficit, beginning of period of $81 (net of future income taxes of $39).
- Marketable securities are classified as available-for-sale and measured at fair value reflecting unrealized gains and losses on these securities. The initial measurement resulted in unrealized losses of $231 (net of future income taxes of $119) reflected as the opening balance of accumulated comprehensive loss.
- Securities owned and securities sold short, at market, are classified as held for trading and measured at fair value.
- Accounts payable, client and trust funds payable, long-term debt and preferred shares issued by subsidiary are classified as other financial liabilities and measured at amortized cost.

b) New Accounting Policies

As a result of the acquisition of Rockwater Capital Corporation on April 4, 2007, CI has adopted the following accounting policies:

i. Reverse repurchase transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized lending transactions and are recorded at their initial contractual amounts plus accrued interest. Interest earned on the reverse repurchase agreements is included in other income. CI's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and CI may require counterparties to deposit additional collateral or return collateral pledged, when appropriate, to ensure that the market value of the underlying collateral remains sufficient. Substantially all reverse repurchase agreement activities are transacted under master netting agreements that give CI the right, in the event of default, to liquidate collateral held and to set off receivables and payables with the same counterparty.

ii. Securities lending and borrowing

CI employs securities lending and borrowing primarily to facilitate the securities settlement process. These arrangements are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Interest earned and paid on cash collateral is based on a negotiated rate, and is recorded as interest income and interest expense, respectively.

iii. Brokerage client balances

Client security transactions are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client's account. Amounts loaned are limited by margin regulations of the Investment Dealers Association of Canada and other regulatory authorities and are subject to CI's credit review and daily monitoring procedures.

CI nets purchase and sale amounts arising from pending securities trades with a single counterparty. The impact of this policy, which is not significant, is to gross up amounts receivable from and amounts payable to clients, brokers, dealers and clearing organizations.

iv. Compensation trust

CI uses a compensation trust, which hold CI's Trust units, to fulfill obligations to employees arising from CI's deferred equity unit plan. CI is the primary beneficiary of the trust, therefore, the trust is consolidated in accordance with the principles of CICA 1590, Subsidiaries. Additional information with respect to the compensation trust is found in note 7(e).

v. Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest bearing deposits with original maturities of 90 days or less.

2. BUSINESS ACQUISITION

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater"), a full service investment dealer and portfolio management company, and completed its acquisition of all the outstanding shares during the quarter. As consideration, CI paid $150,251 in cash and issued 2,631,784 in total of Trust units and Exchangeable LP units.

The above acquisition was accounted for using the purchase method and the results of operation have been consolidated from the date of the transaction.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	15,487
Client and trust funds on deposit	389,839
Accounts receivable and prepaid expenses	121,919
Securities owned, at market	63,707
Capital assets	12,813
Future income taxes	22,172
Fund management contracts	20,000
Other assets	37,105
Accounts payable and accrued liabilities	(119,380)
Client and trust funds payable	(397,676)
Securities sold short, at market	(22,956)
Short-term borrowing	(34,775)
Other liabilities	(44,000)
Preferred shares issued by subsidiary	(18,100)
Contributed surplus	(16,271)
Goodwill on acquisition [note 5]	199,430
	229,314

Details of consideration given, at fair value, are as follows:

	$
Cash	150,251
CI Trust units and Exchangeable LP units	72,363
Transaction costs	6,700
	229,314

The Trust units and Exchangeable LP units of CI issued as consideration were valued at $27.4959 per unit, the weighted average price over the five trading days prior to the initial April 2, 2007 expiry date of the acquisition.

The acquired fund management contracts include management contracts with an indefinite life valued at $4,500 and management contracts valued at $15,500 being amortized over its finite life of 20 years.

The goodwill on acquisition is not deductible for income tax purposes. $47,636 of the balance relates to the Asset Management segment and $151,794 relates to the Asset Administration segment.

The amounts assigned to the assets assumed and liabilities acquired and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The allocation of the purchase price is expected to be completed in the fourth quarter of 2007. Included in other liabilities at the date of acquisition are accruals for severance and exit costs of $16,900, of which $10,234 has been paid as at June 30, 2007.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

3. SECURITIES LENDING AND BORROWING AND REVERSE REPURCHASE AGREEMENTS

Included in accounts receivable and prepaid expenses and accounts payable and accrued liabilities are securities lending and borrowing and reverse repurchase agreements consisting of the following:

	Cash		Securities	
	Loaned or delivered as collateral	Borrowed or received as collateral	Borrowed or received as collateral	Loaned or delivered as collateral
	$	$	$	$
Securities lending and borrowing	37,688	30,877	36,498	28,657
Reverse repurchase agreements	32,581	-	32,595	-

CI employs securities lending and borrowing and reverse purchase agreements primarily to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amounts of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. The amount of cash loaned or delivered as collateral is included in accounts receivable and the amount of cash borrowed or received as collateral is included in accounts payable.

4. SECURITIES OWNED AND SOLD SHORT

	Securities owned	Securities sold short
	$	$
Corporate and government debt	31,058	22,747
Equities	39,697	6,564
	70,755	29,311

As at June 30, 2007, corporate and government debt maturities range from 2007 to 2034 and bear interest at rates ranging from 2.50% to 13.00%.

5. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments Inc., United Financial Corporation, KBSH Capital Management Inc. ("KBSH") and Lakeview Asset Management Inc. which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Blackmont Capital Inc. and Assante Wealth Management (Canada) Ltd., including its subsidiaries, Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

For the three months ended	Asset Management 2007	2006	Asset Administration 2007	2006	Intersegment Eliminations 2007	2006	Total 2007	2006
Management fees	329,702	294,901	–	–	–	–	329,702	294,901
Administration fees	–	–	121,616	64,462	(27,025)	(29,948)	94,591	34,514
Other revenues	14,110	12,423	2,565	2,162	–	–	16,675	14,585
Total revenues	343,812	307,324	124,181	66,624	(27,025)	(29,948)	440,968	344,000
Selling, general and administrative	60,879	86,054	31,554	13,980	–	–	92,433	100,034
Trailer fees	97,039	84,731	–	–	(3,910)	(4,215)	93,129	80,516
Investment dealer fees	–	–	78,118	50,055	(22,150)	(23,957)	55,968	26,098
Amortization of deferred sales commissions and fund contracts	30,247	23,265	376	376	(436)	(498)	30,187	23,143
Other expenses	5,374	1,960	3,611	565	–	–	8,985	2,525
Total expenses	193,539	196,010	113,659	64,976	(26,496)	(28,670)	280,702	232,316
Income before income taxes and non-segmented items	150,273	111,314	10,522	1,648	(529)	(1,278)	160,266	111,684
Interest expense							(9,988)	(4,506)
Recovery of (provision for) income taxes							1,273	(37,896)
Net income							151,551	69,282

(in thousands of dollars, except per unit amounts)

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

For the six months ended	Asset Management 2007	Asset Management 2006	Asset Administration 2007	Asset Administration 2006	Intersegment Eliminations 2007	Intersegment Eliminations 2006	Total 2007	Total 2006
Management fees	644,269	572,412	–	–	–	–	644,269	572,412
Administration fees	–	–	193,685	128,240	(58,276)	(58,380)	135,409	69,860
Other revenues	24,757	26,675	5,570	5,480	–	–	30,327	32,155
Total revenues	669,026	599,087	199,255	133,720	(58,276)	(58,380)	810,005	674,427
Selling, general and administrative	122,037	166,258	43,823	27,329	–	–	165,860	193,587
Trailer fees	189,516	160,590	–	–	(7,368)	(8,263)	182,148	152,327
Investment dealer fees	–	–	136,432	99,395	(48,554)	(46,703)	87,878	52,692
Amortization of deferred sales commissions and fund contracts	58,629	44,423	752	753	(1,051)	(927)	58,330	44,249
Other expenses	7,002	3,394	3,792	711	–	–	10,794	4,105
Total expenses	377,184	374,665	184,799	128,188	(56,973)	(55,893)	505,010	446,960
Income before income taxes and non-segmented items	291,842	224,422	14,456	5,532	(1,303)	(2,487)	304,995	227,467
Interest expense							(17,634)	(7,753)
Recovery of (provision for) income taxes							6,312	(77,336)
Net income							293,673	142,378

As at June 30, 2007 and December 31, 2006	2007	2006	2007	2006	2007	2006	2007	2006
Identifiable assets	1,846,498	1,761,965	703,354	38,370	(12,085)	(11,959)	2,537,767	1,788,376
Goodwill	862,939	815,303	287,529	135,723	–	–	1,150,468	951,026
Total assets	2,709,437	2,577,268	990,883	174,093	(12,085)	(11,959)	3,688,235	2,739,402

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

6. PREFERRED SHARES ISSUED BY SUBSIDIARY

As at June 30, 2007, there are 20,662,500 preferred shares issued and outstanding with a fair value of $18,100. These preferred shares were issued by Rockwater Asset Management Ltd. to the former shareholders of KBSH on December 31, 2004. The preferred shares vest in equal instalments over a three-year period and will be redeemed or purchased for $1.00 per share, subject to adjustments, on December 31, 2009. The preferred shares do not have any entitlement to dividends nor do they have any voting rights.

7. UNIT CAPITAL

a) Authorized

i. An unlimited number of Trust units of CI,
ii. A limited number of Class B limited partner units ("Exchangeable LP units") of Canadian International LP, and special voting units of CI.

b) Issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of Units (thousands)	Stated Value $
Trust units, Balance, December 31, 2006	133,674	788,513
Issuance of unit capital	1	37
Unit repurchase for cancellation	(195)	(1,149)
Conversion from Exchangeable LP units	666	3,929
Trust units, Balance, March 31, 2007	134,146	791,330
Issuance of unit capital	5,020	141,477
Issuance of unit capital for DEU plan	14	90
Unit repurchase for DEU plan	(1,707)	(5,941)
Conversion from Exchangeable LP units	144	4,058
Trust units, Balance, June 30, 2007	137,617	931,014
Exchangeable LP units, Balance, December 31, 2006	146,459	863,959
Conversion to Trust units	(666)	(3,929)
Exchangeable LP units, Balance, March 31, 2007	145,459	860,030
Issuance of unit capital	1,313	37,004
Conversion to Trust units	(144)	(4,058)
Exchangeable LP units, Balance, June 30, 2007	146,962	892,976
Total	284,579	1,823,990

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

c) Employee incentive equity option plan

The share options issued pursuant to CI's Employee Incentive Stock Option Plan ("the Plan") as amended and restated on June 30, 2006, were exchanged for Trust options that are the economic equivalent of the exchanged options (except that the Trust options will be exercised for Trust units, rather than common shares).

A summary of the changes in the Plan is as follows:

	Number of Options (thousands)	Weighted average exercise price $
Options outstanding December 31, 2006	4,539	16.30
Options exercised	(249)	12.07
Options outstanding, March 31, 2007	4,290	16.55
Options exercised	(918)	14.63
Conversion from Rockwater Capital Corporation	398	35.96
Options cancelled	(13)	40.90
Options outstanding June 30, 2007	3,757	18.99
Options exercisable, June 30, 2007	2,210	19.37

In conjunction with the acquisition of Rockwater, the outstanding options at Rockwater converted to options under CI's plan.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

Options outstanding and exercisable as at June 30, 2007 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
10.51	175	0.8	175
15.59	501	1.8	501
15.67	5	2.3	–
17.04	916	2.9	916
18.15	1,776	3.0	306
18.94	14	3.5	5
19.34	2	3.1	1
20.02	5	2.8	2
23.06	18	3.6	6
23.09	3	4.3	–
25.55	27	4.1	–
25.62	6	2.4	4
26.70	11	2.5	7
27.78	3	0.3	3
29.95	6	2.1	4
30.67	27	2.1	18
32.47	6	0.3	6
33.20	5	1.9	5
33.56	50	0.8	50
36.44	3	0.6	3
41.14	156	1.6	156
46.91	39	0.5	39
50.52	7	0.3	3
10.51 to 50.52	3,757	2.6	2,210

d) Short-term incentive plans

CI operates a deferred equity unit plan ("DEU plan") for senior executives, investment advisors and other key employees. The DEU plan serves as the equity-based component of CI's short-term incentive plans. Each vested DEU entitles the participant to receive one Trust unit of CI.

DEU's are awarded on a periodic basis to eligible participants in lieu of compensation which would otherwise be paid by CI. DEU's vest over a period up to three years. The unamortized value of these awards as at June 30, 2007 is $12,777.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

e) Compensation trust

CI uses a trust to acquire its Trust units on the open market to fulfill CI's obligations under the DEU plan.

The following table provides a summary of CI's DEU plan and activity during the period and a summary of the activity of the compensation trusts established to support the DEU plans.

(thousands)	Number of DEU's
Awards outstanding, December 31, 2006	120
Granted	492
Cancelled	(1)
Awards outstanding, March 31, 2007	611
Granted	106
Conversion from Rockwater Capital Corporation	958
Cancelled	(3)
Awards outstanding, June 30, 2007	1,672
Trust units held by the compensation trust, December 31, 2006	127
Acquired	475
Trust units held by the compensation trust, March 31, 2007	602
Acquired	510
Conversion from Rockwater Capital Corporation	582
Trust units held by the compensation trust, June 30, 2007	1,694

In conjunction with the acquisition of Rockwater, the outstanding deferred stock units at Rockwater converted to deferred equity units under CI's plan.

f) Earnings per unit

The weighted average number of units outstanding were as follows:

(thousands)	For the six months ended June 30, 2007	For the three months ended June 30, 2007	For the six months ended May 31, 2006	For the three months ended May 31, 2006
Basic and diluted	280,645	281,735	285,691	285,681

g) The following table presents the maximum number of units that would be outstanding if all the outstanding options as at July 31, 2007 were exercised:

	(thousands)
Units outstanding at July 31, 2007	284,580
Options to purchase Trust units	3,331
	287,911

8. LONG-TERM DEBT

On June 14, 2007, the revolving credit facility CI has with a Canadian chartered bank was amended to increase the amount that may be borrowed to $1 billion.

9. FOREIGN EXCHANGE RISK

Derivative financial instruments are used to manage CI's exposure to currency risk related to clients and principal trading in foreign currency. Short-term foreign exchange forward contracts are entered into to mitigate the risks of incurring losses on pending trade settlements in foreign currency. Derivative financial instruments are measured at fair value and realized and unrealized gains and losses related to these contracts are recognized in earnings in the period in which they occur.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

JUNE 30, 2007 AND MAY 31, 2006 (UNAUDITED)

The following forward contracts outstanding at June 30, 2007 are as follows:

Forward contracts	Notional Amounts $	Average Price $	Maturity	Spot Rate $	Fair Value $
To sell US dollars	3,787	1.0652	5-Jul-07	1.064	(5)
To buy US dollars	1,107	1.0615	3-Jul-07	1.064	3

10. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life Assurance Company of Canada ("Sun Life"), a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the three month period ended June 30, 2007, CI incurred charges for deferred sales commissions of $10,585 (six months ended May 31, 2006 - $27,042), and trailer fees of $25,899 (six months ended May 31, 2006 - $21,215) to Sun Life. The balance payable to Sun Life as at June 30, 2007 of $8,674 (December 31, 2006 - $7,799) is included in accounts payable and accrued liabilities.

11. FUTURE INCOME TAXES

On October 31, 2006, the federal government proposed that the federal corporate income tax rate be reduced from 19% to 18.5% starting in 2011. On June 12, 2007, these tax rate changes became substantively enacted. As a result, CI's future income tax liability was reduced. The impact of this future income tax benefit was $5,301 which was recognized in the three months ended June 30, 2007.

On June 12, 2007, federal legislation was substantively enacted to impose a tax at a rate of 31.5% on distributions paid by publicly traded income trusts effective January 1, 2011. Prior to this, CI estimated the future income tax relating to certain future tax liabilities at a nil effective tax rate. As a result of the new legislation, CI is required to record a future tax liability on the post 2010 reversals of temporary differences at a rate of 31.5%. This has resulted in an increase in future income tax liability and corresponding tax expense of $5,385 for the quarter ended June 30, 2007.

12. FUTURE ACCOUNTING CHANGES

The Accounting Standards Board of the CICA recently issued Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, all applicable for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 introduces new disclosure requirements surrounding an entity's objectives, policies and processes for managing capital. Section 3862 and Section 3863 provide presentation and disclosure requirements for financial instruments. CI will adopt the new standards effective January 1, 2008, however they are not expected to have a significant impact to the consolidated financial statements of CI.

The Board of Trustees declared monthly cash distributions of $0.19 per unit payable on September 14, October 15 and November 15, 2007.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Financial

CI Financial
2 Queen St. East
Twentieth Floor
Toronto, Ontario
M5C 3G7

www.ci.com

END